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August 29, 2005

Via EDGAR and Overnight Delivery

For Commission Use Only

Terry French
Division of Corporation Finance
United States Securities and Exchange Commission
100 F Street, N.E.
Washington, D.C. 20549-0303

Re:	Health Discovery Corporation
Form 8-K of August 11, 2005 filed on August 16, 2005
File No. 333-62216

Dear Mr. French:

Thank you for your comment letter, dated August 22, 2005, issued by the staff of the Division of Corporation Finance with respect to the Form 8-K referenced above with respect to Health Discovery Corporation (the “Company”). On behalf of the Company, our client, we have prepared this reply to the comment letter and our subsequent conversation with Gopal Dharia on August 26, 2005.

For your convenience, we have copied each comment into this letter first and responded to each one in sequence.

Comment 1:

Please amend your Form 8-K to cover the interim period from the date of the last audited financial statements to August 11, 2005. See Item 304(a)(1)(iv) of Regulation S-B. Include an updated letter from Darilek & Butler (the "former auditor") addressing your revised disclosure as an exhibit to your Form 8-K/A.

Response 1:

As suggested by Mr. Dharia, the Company filed on August 29, 2005 an amendment to the Form 8-K, filed August 16, 2005, to clarify that while Porter Keadle Moore LLP (“Porter Keadle”) agreed to perform a re-audit of the Company’s financial statements for fiscal year 2003, no change in the Company’s certifying accountant occurred.

The Company originally disclosed Porter Keadle’s engagement as the Company’s principal certifying accountant in its Form 8-K, filed August 9, 2004.

Comment 2:

Tell us if your former auditor was registered with the Public Company Accounting Oversight Board, if not registered with the PCA0B, please note that they can not perform any audit services for you.

Response 2:

As discussed with Mr. Dharia, the amendment to the Company’s Form 8-K, which was filed on August 29, 2005, clarifies that no change in auditors occurred as a result of Porter Keadle’s agreement to re-audit the Company’s financial statements for fiscal year 2003.

As reported in the Company’s Form 8-K, filed August 9, 2004, Porter Keadle succeeded Darilek & Butler, CPA (“Darilek & Butler”) as the Company’s principal accountant effective August 2, 2004. Porter Keadle is registered with the Public Company Accounting Oversight Board (“PCAOB”). For fiscal years 2001 and 2002, Darilek & Butler originally performed the audit for the Company (each of which was completed prior to October 22, 2003), and the Company included those audited financials in its Form 10-KSB filed March 29, 2002 and March 31, 2003. Although Darilek & Butler does not currently have and does not expect to have an engagement with the Company to prepare or issue, or to play a substantial role in the preparation or furnishing of an audit report with respect to the Company, Darilek & Bulter has indicated to the Company that it will provide its consent to the inclusion of its audit reports for 2001 and 2002 in the Company’s public filings. Pursuant to Note 2 of PCAOB Rule 2100, Darilek & Butler is not required to register under PCAOB solely as a result of providing such consent to the Company.

Comment 3:

State whether, during your two most recent fiscal years and any subsequent interim period before your former auditor resigned, declined to stand for re-election, or was dismissed; you had any disagreements with your former auditor on any matter of accounting principle or practice, financial statement disclosure, or auditing scope or procedure.

Response 3:

As discussed with Mr. Dharia, the amendment to the Company’s Form 8-K, which was filed on August 29, 2005, clarifies that no change in auditors occurred as a result of Porter Keadle’s agreement to re-audit the Company’s financial statements for fiscal year 2003.

Comment 4:

Please amend your Form 8-K to state whether your former auditor, resigned, declined to stand for re-election, or was dismissed. Disclose the date your relationship ended. Also, indicate whether the decision to change auditors was recommended or approved by your board of directors.

Response 4:

As discussed with Mr. Dharia, the amendment to the Company’s Form 8-K, which was filed on August 29, 2005, clarifies that no change in auditors occurred as a result of Porter Keadle’s agreement to re-audit the Company’s financial statements for fiscal year 2003.

Comment 5:

Disclose whether the former auditor's report on your financial statements for either of the past two years contained an adverse opinion, a disclaimer of opinion, or was qualified or modified as to uncertainty, audit scope or accounting principles and, if so, describe the nature of each adverse opinion, disclaimer of opinion, modification or qualification.

Response 5:

As discussed with Mr. Dharia, the amendment to the Company’s Form 8-K, which was filed on August 29, 2005, clarifies that no change in auditors occurred as a result of Porter Keadle’s agreement to re-audit the Company’s financial statements for fiscal year 2003.

We trust this response has addressed your concerns. Please do not hesitate to let us know any additional questions or comments that the staff may have. Thank you.

Very truly yours, /s/ Todd Wade, Esq. Todd Wade, Esq. For Powell Goldstein LLP

cc:	Stephen D. Barnhill Robert S. Braswell